

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

Pankaj Mohan, Ph.D.
Chief Executive Officer and Chairman
Sonnet BioTherapeutics Holdings, Inc.
100 Overlook Center, Suite 102
Princeton, New Jersey 08540

Re: Sonnet BioTherapeutics Holdings, Inc.
      Registration Statement on Form S-3
      Filed August 31, 2022
      File No. 333-267171

Dear Dr. Mohan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Steven M. Skolnick, Esq.